Exhibit 99.(12)(b)

[ROPES & GRAY LLP LETTERHEAD]

October 9, 2006

THE GUARDIAN VARIABLE CONTRACT FUNDS, INC.

The Guardian VC 500 Index Fund

7 Hanover Square

New York, NY 10004

RS S&P 500 Index VIP Series

RS Variable Products Trust

388 Market Street

San Francisco, CA 94111

Ladies and Gentlemen:

We have acted as counsel in connection with the Agreement and Plan of Reorganization (the “Agreement”) dated August 15, 2006, between each of The Guardian Variable Contract Funds, Inc., a Maryland corporation (the “Acquired Trust”), on behalf of The Guardian VC 500 Index Fund (the “Acquired Fund”) and each of its other constituent funds, GIAC Funds, Inc., a Maryland corporation, on behalf of each of its constituent funds, The Guardian Bond Fund, Inc., a Maryland corporation, and The Guardian Cash Fund, Inc., a Maryland corporation, and RS Variable Products Trust, a Massachusetts business trust (the “Acquiring Trust”), on behalf of RS S&P 500 Index VIP Series (the “Acquiring Fund”) and each of its other constituent funds.  The Agreement describes a proposed transaction (the “Transaction”) to occur as of the date of this letter (the “Closing Date”), pursuant to which Acquiring Fund will acquire substantially all of the assets of the Acquired Fund in exchange for shares of beneficial interest in Acquiring Fund (the “Acquiring Fund Shares”) and the assumption by Acquiring Fund of all of the liabilities of the Acquired Fund following which the Acquiring Fund Shares received by the Acquired Fund will be distributed by the Acquired Fund to its shareholders in liquidation and termination of the Acquired Fund.  This opinion as to certain U.S. federal income tax consequences of the Transaction is furnished to you pursuant to Section 8.6 of the Agreement.  Capitalized terms not defined herein are used herein as defined in the Agreement.

The Acquired Fund is a separate series of an open-end, registered investment company of the management type.  Shares of the Acquired Fund are redeemable at net asset value at each shareholder’s option.  The Acquired Fund has elected to be a regulated investment company for federal income tax purposes under Section 851 of the Internal Revenue Code of 1986, as amended (the “Code”).

The Acquiring Fund is a separate series of an open-end, registered investment company of the management type.  Shares of the Acquiring Fund are redeemable at net asset value at each shareholder’s option.

For purposes of this opinion, we have considered the Agreement, and such other items as we have deemed necessary to render this opinion.  In addition, you have provided us with letters dated as of the date hereof, representing as to certain facts, occurrences and information upon which you have indicated that we may rely in rendering this opinion (whether or not contained or reflected in the documents and items referred to above).

Based on the foregoing representations and assumption and our review of the documents and items referred to above, we are of the opinion that generally, subject to the final paragraphs hereof, for U.S. federal income tax purposes:

(i)                                     The Transaction will constitute a reorganization within the meaning of Section 368(a) of the Code, and the Acquiring Fund and the Acquired Fund each will be a “party to a reorganization” within the meaning of Section 368(b) of the Code;

(ii)                                  Under section 361 of the Code, no gain or loss will be recognized by Acquired Fund (i) upon the transfer of its assets to the Acquiring Fund in exchange for the Acquiring Fund Shares and the assumption by the Acquiring Fund of the identified liabilities of the Acquired Fund or (ii) upon the distribution of the Acquiring Fund Shares by the Acquired Fund to its stockholders in liquidation;

(iii)                               Under section 1032 of the Code, no gain or loss will be recognized by the Acquiring Fund upon the receipt of the assets of the Acquired Fund in exchange for the assumption of the identified liabilities of the Acquired Fund and issuance of the Acquiring Fund Shares;

(iv)                              Under section 362(b) of the Code, the basis in the hands of the Acquiring Fund of the assets of the Acquired Fund transferred to the Acquiring Fund in the Transaction will be the same as the basis of such assets in the hands of the Acquired Fund immediately prior to the transfer;

(v)                                 Under section 1223(2) of the Code, the holding periods of the assets of the Acquired Fund in the hands of the Acquiring Fund will include the periods during which such assets were held by the Acquired Fund;

(vi)                              Under section 354 of the Code, no gain or loss will be recognized by the Acquired Fund shareholders upon the exchange of all of their Acquired Fund shares for the Acquiring Fund Shares;

(vii)                           Under section 358 of the Code, the aggregate tax basis of Acquiring Fund Shares to be received by each stockholder of the Acquired Fund will be the same as the aggregate basis of Acquired Fund shares exchanged therefor;

(viii)                        Under section 1223(1) of the Code, an Acquired Fund stockholder’s holding period for the Acquiring Fund Shares to be received will include the period during which the Acquired Fund shares exchanged therefor were held, provided that the stockholder held Acquired Fund shares as a capital asset on the date of the exchange; and

(ix)                                The Acquiring Fund will succeed to and take into account the items of the Acquired Fund described in Section 381(c) of the Code subject to the conditions and limitations specified in Sections 381, 382, 383 and 384 of the Code and the regulations thereunder.

Our opinion is based on the Internal Revenue Code of 1986, as amended, Treasury Regulations, Internal Revenue Service rulings, judicial decisions, and other applicable authority, all as in effect on the date of this opinion.  The legal authorities on which this opinion is based may be changed at any time.  Any such changes may be retroactively applied and could modify the opinions expressed above.

Very truly yours,

/s/ Ropes & Gray LLP

Ropes & Gray LLP